CONSENT of AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Quebec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
The Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities (Newfoundland & Labrador)
U.S. Securities and Exchange Commission

Dears Sirs/Mesdames:

Reference is made to the technical report titled *"NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico"* effective March 25, 2015 and dated April 30, 2015 (the "Technical Report") prepared for Endeavour Silver Corp. (the "Company").

I consent to any extracts from or a summary of those portions of the Technical Report that I am responsible for preparing, contained in, or incorporated by reference in, the Annual Information Form dated March 17, 2017, the Company's Short Form Base Shelf Prospectus dated May 3, 2016 and the Prospectus Supplement dated May 5, 2016 thereto, the Annual Report of the Company on Form 40-F dated March 17, 2017, the Registration Statement on Form F-10 (File No. 333-210911) of Endeavour Silver Corp. (collectively the "Disclosure Documents").

The undersigned hereby consents to:

(a) being named directly or indirectly in the Disclosure Documents; and

(b) the use of the Technical Report and to extracts from or a summary of those portions of the Technical Report that I am responsible for preparing in the Disclosure Documents or incorporated by reference therein.

The undersigned hereby confirms that:

(i) the undersigned has read the Disclosure Documents, including the extracts from or a summary of the Technical Report in the Disclosure Documents or incorporated by reference therein; and

(ii) the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Disclosure Documents or incorporated by reference therein that is derived from those portions of the Technical Report that I am responsible for preparing, or that is within the

undersigned's knowledge as a result of the services performed by the undersigned in connection with the Technical Report.

Dated this 20th day of March, 2017

"signature" {signed and sealed}

Scott Fleming, P.E.